Exhibit 99.1

STR HOLDINGS, INC. REPORTS THIRD QUARTER 2014 RESULTS

East Windsor, Conn. – November 13, 2014 – STR Holdings, Inc. (NYSE: STRI) today announced its financial results for the third quarter ended September 30, 2014.

Third Quarter 2014 Summary:

•                  Net sales of $9.5 million

•                  Diluted GAAP loss per share from continuing operations of $(0.12)

•                  Diluted non-GAAP loss per share from continuing operations of $(0.11)

•                  Adjusted EBITDA of $(2.9) million

•                  Finished the quarter with $22.8 million in cash and no debt

Financial Results

Net sales for the quarter ended September 30, 2014 were $9.5 million, a decrease of 15% sequentially and an increase of 53% from Q3 2013. The sequential decrease was driven by approximately 11% lower volume and a 5% decline in average selling price (“ASP”). The sequential volume decrease was primarily due to delayed orders by one of the Company’s large customers following a shift in their production site, and softer European orders. On a year–over–year basis, volume increased by approximately 89% and ASP declined by approximately 19%. The volume increase was driven by growth with new Chinese customers and improved demand from the Company’s European customer base.

Gross loss for the third quarter of 2014 was $(1.0) million, or (11)% of net sales, compared to $(1.2) million, or (11)% of net sales, from the second quarter of 2014 and gross loss of $(0.8) million, or (13)% of net sales from the third quarter of 2013.  The sequential improvement in gross loss was driven by $0.2 million of reduced inventory reserves and benefits of cost-reductions that more than offset the 5% ASP decline and the non-recurrence of a $0.4 million one-time benefit from reversing restructuring accruals in the second quarter of 2014.  The Company’s negative gross margin continues to be the result of under-absorption and volume-related inefficiencies in its production. The Company has also incurred pre-production costs at its Suzhou manufacturing plant, which became operational in November 2014.

Selling, general and administrative expenses for the third quarter of 2014 were $2.5 million compared to $2.4 million in the second quarter of 2014 and $4.6 million in the third quarter of 2013. On a sequential basis, SG&A increased $0.1 million. The increase was driven by $0.4 million of a restructuring reversal recorded in the second quarter relating to our decision to keep our Malaysian plant open, $0.2 million of increased non-cash, stock-based compensation expense and $0.1 million related to the move of the corporate and research and development functions to the Company’s Enfield, CT facility. These costs were mostly offset by $0.6 million of reduced professional fees. The year-over-year decrease was primarily driven by $0.6 million in reduced labor and benefits due to headcount reductions taken during 2013, $1.0 million of lower professional fees, $0.5 million of reduced restructuring charges due to 2013 headcount reductions and $0.2 million of decreased non-cash, stock-based compensation expense, partially offset by $0.2 million in expense related to the Company’s move to its Enfield, CT facility.

Net loss from continuing operations for the third quarter of 2014 was $(3.2) million, or $(0.12) per diluted share. This compares to a net loss from continuing operations of $(1.6) million, or $(0.06) per diluted share, for the second quarter of 2014 and net loss from continuing operations of $(5.9) million, or $(0.14) per diluted share, for the third quarter of 2013. The sequentially higher net loss was due to the absence of the second quarter 2014 reversal of a $4.1 million non-cash, product performance accrual, as well as a $1.3 million loss on the reclassification of our Connecticut facility. The year-over-year improvement was due to the $4.1 million non-cash, product performance accrual reversal, $1.0 million in reduced professional fees, $0.5 million of lower restructuring, $0.4 million of decreased labor and benefits and other cost-reductions that more than offset the $1.3 million loss on reclassification, increased bad debt expense of $0.4 million and $0.5 million of higher raw material costs.

Adjusted EBITDA for the third quarter of 2014 was $(2.9) million compared to $(4.0) million from the second quarter of 2014. This sequential improvement was primarily driven by lower professional fees associated with the assessment of strategic alternatives and other cost-reductions that more than offset lower net sales. This compares to Adjusted EBITDA from continuing operations of $(4.6) million for the third quarter of 2013. The year-over-year improvement was driven by higher sales volume and benefits from cost-reduction actions that more than offset a 19% ASP decline and higher raw material costs.

Non–GAAP net loss from continuing operations for the third quarter of 2014, which excludes certain tax-effected adjustments (as disclosed following the non–GAAP reconciliation table at the end of this press release), was $(3.0) million, or $(0.11) per diluted share. This compares to non–GAAP net loss from continuing operations of $(3.9) million, or $(0.15) per diluted share, for the second quarter of 2014 and non–GAAP net loss from continuing operations of $(5.1) million, or $(0.12) per diluted share, for the third quarter of 2013.

Operations Update

The Company continues to retrofit its existing production equipment to produce low-shrink paperless encapsulants. The Company successfully retrofitted two additional production lines during the third quarter and achieved a third quarter product mix of approximately 42% paperless. The Company expects to have two additional paperless production lines operational during the fourth quarter of 2014, and three additional lines in the first half of 2015.

In November, the Company’s Suzhou, Jiangsu, China plant became fully operational. We are very pleased to report that we have now passed two very substantial audits of this factory, which were conducted by tier-one module manufacturers, one of which represents a new large customer opportunity for STR, clearing the way for commercial production-scale business in 2015.

In October, the Company closed on the sale of its East Windsor, CT facility for $4.75 million in cash.  As a result of the sale, the Company expects to record an additional income tax receivable of approximately $4.4 million in the fourth quarter of 2014. The Company intends to relocate its corporate and research and development functions to its owned facility located in Enfield, Connecticut. The Company anticipates one-time relocation costs of approximately $1.0 million and ongoing operational savings of approximately $0.4 million per year.

Zhenfa Transaction Update

On August 11, 2014, the Company announced its strategic relationship with Zhenfa Energy Group Co., Ltd. (“Zhenfa”), based in Chongqing, China, a leading developer of solar power stations. The contemplated transactions (collectively, the “Transaction”) with Zhenfa and certain affiliated entities, which are subject to approval by STR stockholders and satisfaction of other customary closing conditions, include (i) the sale of shares of common stock representing a 51% interest in STR (based on current shares outstanding) for an aggregate purchase price of approximately $21.7 million, (ii) the payment by the Company of a special dividend in the aggregate amount of approximately $22.6 million to STR stockholders of record (excluding Zhenfa), and (iii) the execution of a Sales Service Agreement pursuant to which Zhenfa will, among other things, help drive sales of STR encapsulant to China-based solar module manufacturers.

To provide equal treatment to all STR stockholders, the Transaction has been structured to be economically equivalent to Zhenfa acquiring 51% of STR’s outstanding shares of common stock at $1.60 per share, which represents a 23% premium to the average closing stock price of $1.30 per share for the ten-day period ended August 8, 2014. All stockholders other than Zhenfa will receive a special dividend of $0.85 per share, which will be substantially funded by Zhenfa’s purchase of newly issued shares of STR, and will continue to own an economic interest in the Company equivalent to 49% of their pre-Transaction ownership interest.

As previously disclosed in STR’s proxy statement filed with the Securities and Exchange Commission (the “SEC”) on October 8, 2014, Zhenfa has informed the Company that it received all of the then required Chinese governmental approvals necessary to consummate the Transaction. In addition, the Company was notified by the Committee on Foreign Investment in the United States (“CFIUS”) that there are no unresolved national security concerns relating to the proposed transaction with Zhenfa and its affiliates and that its review and investigation had concluded.  The Company has scheduled a Special Meeting of stockholders to vote on, among other things, the sale of shares of common stock to Zhenfa, on November 14, 2014 at 10:00 a.m., local time, at the Hartford/Windsor Marriott Airport Hotel, located at 28 Day Hill Road, Windsor, Connecticut 06095.

Subject to the receipt of the prior approval of STR’s stockholders, as well as the satisfaction of certain other closing conditions, the Transaction is expected to close during the fourth quarter of this year.

Balance Sheet and Liquidity

The Company finished the quarter with $22.8 million of cash and no debt.  As of September 30, 2014, the Company also had $8.2 million of income tax receivables.

The Company had negative operating cash flow of $5.2 million during the third quarter of 2014. The use of cash was driven by negative EBITDA and increased working capital investment. The higher working capital was due to increased receivables driven by longer collection times in China and higher inventory required to support the Company’s sales growth initiatives, including ramping its Suzhou plant.

Third Quarter Conference Call and Presentation

The Company will discuss its financial results in a conference call today at 4:30 pm ET. A live webcast of the conference call and presentation will be available through the Investor Relations section of the Company’s website at www.strsolar.com. Investors accessing the live call by phone from the U.S. should dial (877) 312-8789 and enter passcode: 25636986. Those calling from outside the U.S. should dial (970) 315-0282 and use the same passcode. A telephone replay will be available at 7:30 pm ET through Thursday, November 27, 2014, by dialing (855) 859–2056 from the U.S., or (404) 537–3406 from international locations, and entering passcode: 25636986. The webcast and presentation will be archived on the Company’s website for one year.

About STR Holdings, Inc.

STR Holdings, Inc. is a provider of encapsulants to the photovoltaic module industry. Further information about STR Holdings, Inc. can be obtained via the Company’s website at www.strsolar.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to inherent risks and uncertainties. These forward-looking statements present our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business and are based on assumptions that we have made in light of our industry experience and perceptions of historical trends, current conditions, expected future developments and other factors management believes are appropriate under the circumstances. However, these forward-looking statements are not guarantees of future performance or financial or operating results. In addition to the risks and uncertainties discussed in this Quarterly Report on Form 10-Q, we face risks and uncertainties that include, but are not limited to, the following: (1) incurring substantial losses for the foreseeable future and our inability to achieve or sustain profitability in the future; (2) the potential impact of pursuing strategic alternatives, including dissolution and liquidation of our Company; (3) our reliance on a single product line; (4) our securing sales to new customers, growing sales to existing key customers and increasing our market share, particularly in China; (5) customer concentration in our business and our relationships with and dependence on key customers; (6) the outsourcing arrangements and reliance on third parties for the manufacture of a portion of our encapsulants; (7) technological changes in the solar energy industry or our failure to develop and introduce or integrate new technologies could render our encapsulants uncompetitive or obsolete; (8) competition; (9) excess capacity in the solar supply chain;

(10) demand for solar energy in general and solar modules in particular; (11) our operations and assets in China being subject to significant political and economic uncertainties; (12) limited legal recourse under the laws of China if disputes arise; (13) our ability to adequately protect our intellectual property, particularly during the outsource manufacturing of our products in China; (14) our lack of credit facility and our inability to obtain credit; (15) a significant reduction or elimination of government subsidies and economic incentives or a change in government policies that promote the use of solar energy, particularly in China and the United States; (16) volatility in commodity costs; (17) our customers’ financial profile causing additional credit risk to our accounts receivable; (18) our dependence on a limited number of third-party suppliers for raw materials for our encapsulants and other significant materials used in our process; (19) potential product performance matters and product liability; (20) our substantial international operations and shift of business focus to emerging markets; (21) the impact of changes in foreign currency exchange rates on financial results, and the geographic distribution of revenues; (22) losses of financial incentives from government bodies in certain foreign jurisdictions; (23) compliance with the Continued Listing Criteria of the NYSE; (24) our proposed Transaction with Zhenfa and its affiliates (including, but not limited to, the ability of the parties to consummate the proposed transaction in a timely manner or at all, the expected timing of the closing of the Transaction and satisfaction of required closing conditions); and (25) the other risks and uncertainties described in our Definitive Proxy Statement filed on October 8, 2014, and under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Form 10-K filed on March 13, 2014, and in subsequent periodic reports on Form 10-Q as well as Current Reports on Form 8-K. You are urged to carefully review and consider the disclosure found in our filings which are available on http://www.sec.gov or http://www.strsolar.com. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove to be incorrect, actual results may vary materially from those projected in these forward-looking statements. We undertake no obligation to publicly update any forward-looking statement contained in this Quarterly Report, whether as a result of new information, future developments or otherwise, except as may be required by law.

Additional Information and Where You Can Find It

In connection with the proposed Transaction, STR has filed with the SEC a proxy statement and other relevant materials.  INVESTORS ARE URGED TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT MATERIALS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO SUCH MATERIALS, FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, ZHEN FA NEW ENERGY (U.S.) CO., LTD., ZHENFA ENERGY GROUP CO., LTD., AND THE TRANSACTION.  The proxy statement and certain other relevant materials and any other documents filed by STR with the SEC may be obtained free of charge at the SEC’s website at http://www.sec.gov. In addition, investors may obtain free copies of documents filed with the SEC by contacting STR’s Investor Relations at (860) 763-7014, x7437, or by accessing STR’s investor relations website at www.strsolar.com.  Investors are urged to read the proxy statement and other relevant materials when they become available before making any voting or investment decision with respect to the Transaction.

Participants in the Solicitation

STR and its executive officers and directors may be deemed to be participating in the solicitation of proxies in connection with the proposed Transaction with Zhenfa and its affiliates. Information about the executive officers and directors of STR and the number of shares of STR’s common stock beneficially owned by such persons is set forth in the proxy statement regarding the Transaction with Zhenfa and its affiliates filed with the SEC on October 8, 2014. Furthermore, investors may obtain additional information regarding the direct and indirect interests of STR and its executive officers and directors in the transaction by reading the proxy statement regarding the Transaction with Zhenfa and its affiliates filed with the SEC on October 8, 2014.

Contact:

STR Holdings, Inc.

Joseph C. Radziewicz

Vice President and Chief Financial Officer

+1 (860) 763-7014, x7437

joseph.radziewicz@strholdings.com

STR Holdings, Inc.

CONDENSED CONSOLIDATED INCOME STATEMENTS

All amounts in thousands except shares and per share amounts

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Net Sales	$9,514	$6,219	$30,072	$25,189
Cost of sales	10,544	7,040	32,967	26,352

Gross loss	(1,030)	(821)	(2,895)	(1,163)

Selling, general and administrative expenses	2,455	4,570	7,796	13,012
Research and development expense	291	703	842	2,316
Provision (recovery) for bad debt expense	249	(138)	280	2,100
Operating loss	(4,025)	(5,956)	(11,813)	(18,591)

Interest income (expense), net	3	—	23	(6)
Amortization of deferred financing costs	—	(155)	—	(189)
Other Income, net	—	—	2,766	—
(Loss) gain on disposal of fixed assets	(20)	140	(451)	100
Foreign currency transaction gain (loss)	259	(231)	145	(295)
Loss from continuing operations before income tax (benefit) expense	(3,783)	(6,202)	(9,330)	(18,981)
Income tax (benefit) expense from continuing operations	(559)	(268)	176	(4,346)
Net loss from continuing operations	(3,224)	(5,934)	(9,506)	(14,635)

Discontinued operations:
Earnings from discontinued operations before income tax expense	—	—	—	—
Income tax expense from discontinued operations	685	—	685	—
Net loss from discontinued operations	(685)	—	(685)	—

Net loss	$(3,909)	$(5,934)	$(10,191)	$(14,635)

GAAP loss per share:
Basic from continuing operations	$(0.12)	$(0.14)	$(0.28)	$(0.35)
Basic from discontinued operations	(0.03)	—	(0.02)	—
Total basic GAAP net loss per share	$(0.15)	$(0.14)	$(0.30)	$(0.35)

Diluted from continuing operations	$(0.12)	$(0.14)	$(0.28)	$(0.35)
Diluted from discontinued operations	(0.03)	—	(0.02)	—
Total diluted GAAP net loss per share	$(0.15)	$(0.14)	$(0.30)	$(0.35)

(1) Non-GAAP net loss per share:
Basic from continuing operations	$(0.11)	$(0.12)	$(0.30)	$(0.29)
Basic from discontinued operations	(0.03)	—	(0.02)	—
Total basic non-GAAP net loss per share	$(0.14)	$(0.12)	$(0.32)	$(0.29)

Diluted from continuing operations	$(0.11)	$(0.12)	$(0.30)	$(0.29)
Diluted from discontinued operations	(0.03)	—	(0.02)	—
Total diluted non-GAAP net loss per share	$(0.14)	$(0.12)	$(0.32)	$(0.29)

Weighted-average common shares outstanding:
Basic shares outstanding GAAP	26,386,627	41,695,010	33,914,536	41,598,103
(2) Diluted shares outstanding GAAP	26,386,627	41,695,010	33,914,536	41,598,103
Stock options	—	—	—	—
Restricted common stock	—	—	—	—
(2) Diluted shares outstanding non-GAAP	26,386,627	41,695,010	33,914,536	41,598,103

(1) Please refer to the reconciliation of non-GAAP measures included in this press release.

(2) Please refer to the reconciliation of diluted shares outstanding for non-GAAP net loss per share included in this press release.

STR Holdings, Inc.

CONDENSED CONSOLIDATED BALANCE SHEETS

All amounts in thousands

	September 30, 2014	December 31, 2013
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$22,780	$58,173
Income tax receivable	8,228	11,812
Accounts receivable, net	9,954	4,771
Inventories, net	9,705	8,557
Assets held for sale	4,344	—
Other current assets	5,257	3,567
Total current assets	60,268	86,880

Property, plant and equipment, net	20,592	28,398
Other noncurrent assets	12,733	13,931
Total assets	$93,593	$129,209

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$5,197	$2,636
Accrued liabilities	6,435	8,432
Other current liabilities	—	630
Income taxes payable	2,392	859
Total current liabilities	14,024	12,557

Long-term liabilities	4,660	4,790
Total liabilities	18,684	17,347

STOCKHOLDERS’ EQUITY
Stockholders’ equity	74,909	111,862
Total liabilities and stockholders’ equity	$93,593	$129,209

STR Holdings, Inc.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

All amounts in thousands

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
OPERATING ACTIVITIES
Net loss	$(3,909)	$(5,934)	$(10,191)	$(14,635)
Net loss from discontinued operations	(685)	—	(685)	—
Net loss from continuing operations	(3,224)	(5,934)	(9,506)	(14,635)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	514	487	1,540	1,503
Amortization of deferred financing costs	—	12	—	46
Write-off of deferred debt costs	—	143	—	143
Stock-based compensation expense	322	563	1,023	1,677
Non-cash reversal of loss contingency	—	—	(4,089)	—
Non-cash reversal of restructuring accrual	—	—	(795)	—
Loss (gain) on disposal of property, plant and equipment	20	(140)	451	(100)
Provision (recovery) for bad debt expense	249	(138)	280	2,100
Loss on reclassification on held for sale assets	—	—	1,323	—
Income tax receivable non-cash	(219)	(143)	(1,462)	(4,278)
Deferred income tax expense (benefit)	344	(125)	2,432	(187)
Changes in operating assets and liabilities	(3,303)	(4,716)	(783)	(5,184)
Other, net	78	152	(753)	410
Net cash used in continuing operations	(5,219)	(9,839)	(10,339)	(18,505)
Net cash provided by discontinued operations	—	—	—	834
Total net cash used in operating activities	(5,219)	(9,839)	(10,339)	(17,671)

INVESTING ACTIVITIES
Capital investments	(937)	(402)	(2,657)	(2,159)
Proceeds from sale of fixed assets	435	—	2,391	—
Net cash used in continuing operations	(502)	(402)	(266)	(2,159)
Net cash used in discontinued operations	—	—	—	—
Total net cash used in investing activities	(502)	(402)	(266)	(2,159)

FINANCING ACTIVITIES
Repurchase of common stock in tender offer	—	—	(24,042)	—
Tender offer fees	(403)	—	(2,387)	—
Deposit for share issuance	3,400	—	3,400	—
Share issuance fees	(1,605)	—	(1,605)	—
Proceeds from common stock issued under employee stock purchase plan	1	4	2	18
Net cash provided by (used in) continuing operations	1,393	4	(24,632)	18
Net cash provided by discontinued operations	—	—	—	—
Total net cash provided by (used in) financing activities	1,393	4	(24,632)	18

Effect of exchange rate changes on cash	(111)	213	(156)	76

Net change in cash and cash equivalents	(4,439)	(10,024)	(35,393)	(19,736)
Cash and cash equivalents, beginning of period	27,219	72,273	58,173	81,985
Cash and cash equivalents, end of period	$22,780	$62,249	$22,780	$62,249

* Free cash flow from continuing operations	$(6,156)	$(10,241)	$(12,996)	$(20,664)

* Please refer to the reconciliation of non-GAAP measures included in this press release.

STR Holdings, Inc.

RECONCILIATION OF NON-GAAP MEASURES

All amounts in thousands except shares and per share amounts

	Three Months Ended June 30,	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2014	2013	2014	2013
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Non-GAAP Loss Per Share from Continuing Operations
Net loss from continuing operations	$(1,640)	$(3,224)	$(5,934)	$(9,506)	$(14,635)
Adjustments to net loss from continuing operations:
Amortization of deferred financing costs	—	—	155	—	189
Stock-based compensation expense	88	322	563	1,023	1,677
Restructuring	(757)	—	491	(730)	2,155
Tax impact of option cancellation due to restructuring	—	—	—	1,058	—
Loss on reclassification on held for sale assets	1,323	—	—	1,323	—
Non-cash reversal of loss contingency	(4,089)	—	—	(4,089)	—
Tax effect of non-GAAP adjustments	1,209	(110)	(397)	884	(1,328)
Non-GAAP net loss from Continuing operations	$(3,866)	$(3,012)	$(5,122)	$(10,037)	$(11,942)

Non-GAAP Loss Per Share from Discontinued Operations
Net loss from discontinued operations	$—	$(685)	$—	$(685)	$—
Tax effect of non-GAAP adjustments	—	—	—	—	—
Non-GAAP net loss from Discontinued operations	$—	$(685)	$—	$(685)	$—

Non-GAAP net loss per share from Continuing Operations:
Basic from continuing operations	$(0.15)	$(0.11)	$(0.12)	$(0.30)	$(0.29)
Diluted from continuing operations	$(0.15)	$(0.11)	$(0.12)	$(0.30)	$(0.29)

Non-GAAP net loss per share from Discontinued Operations:
Basic from discontinued operations	$—	$(0.03)	$—	$(0.02)	$—
Diluted from discontinued operations	$—	$(0.03)	$—	$(0.02)	$—

Weighted-average common shares outstanding:
Basic	26,268,066	26,386,627	41,695,010	33,914,536	41,598,103
(1) Diluted	26,268,066	26,386,627	41,695,010	33,914,536	41,598,103

(1) Please refer to the reconciliation of diluted shares outstanding for non-GAAP net loss per share included in this press release.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Free Cash Flow from Continuing Operations
Cash flow used in operations from continuing operations	$(5,219)	$(9,839)	$(10,339)	$(18,505)
Less:
Capital investments	(937)	(402)	(2,657)	(2,159)
Free cash flow	$(6,156)	$(10,241)	$(12,996)	$(20,664)

Non—GAAP Financial Measures

To supplement the Company’s condensed consolidated financial statements, which statements are prepared and presented in accordance with generally accepted accounting principles in the United States of America (GAAP), the Company uses non—GAAP financial measures to facilitate better understanding of its operating results. In this press release, there are two non—GAAP financial metrics mentioned: (1) Non—GAAP loss per share from continuing operations (EPS) and (2) free cash flow from continuing operations as defined below.

Non—GAAP EPS: The Company believes that non—GAAP EPS from continuing operations provides meaningful supplemental information regarding its performance by excluding certain expenses that may not be indicative of the core business operating results and may help in comparing current period results with those of prior periods as well as with its peers.

Non—GAAP EPS from continuing operations is defined as net loss from continuing operations not including the tax effected impact of deferred financing costs, stock-based compensation, and restructuring divided by the weighted—average common shares outstanding. Please refer to the Company’s Form 10—Q filed with the Securities and Exchange Commission (SEC) on August 12, 2014, as well as prior SEC filings, for detailed discussion on some of these adjustments that have been recorded in previous periods. During the current period, there are no new items included.

Although the Company uses non—GAAP EPS as a measure to assess the operating performance of its business, non—GAAP EPS has significant limitations as an analytical tool because it excludes certain material costs. Because non—GAAP EPS does not account for these expenses, its utility as a measure of its operating performance has material limitations. The omission of restructuring and stock—based compensation expense limits the usefulness of this measure. Non—GAAP EPS also adjusts for the related tax effects of the adjustments and the payment of taxes is a necessary element of the Company’s operations. Because of these limitations, management does not view non—GAAP EPS in isolation and uses other measures, such as Adjusted EBITDA, net loss from continuing operations, net sales, gross loss and operating loss, to measure operating performance.

STR Holdings, Inc.

RECONCILIATION OF NON-GAAP SHARES OUTSTANDING

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Weighted-average shares outstanding
Basic shares outstanding GAAP	26,386,627	41,695,010	33,914,536	41,598,103
Diluted shares outstanding GAAP	26,386,627	41,695,010	33,914,536	41,598,103
Stock options	—	—	—	—
Restricted common stock	—	—	—	—
Diluted shares outstanding non-GAAP	26,386,627	41,695,010	33,914,536	41,598,103

Diluted non—GAAP Shares Outstanding: Due to the loss from continuing operations for the three and nine months ended September 30, 2014, diluted weighted—average common shares outstanding does not include any shares of unvested restricted common stock as these potential awards do not share in any net loss generated by the Company and are anti-dilutive.

Due to the loss from continuing operations for the three and nine months ended September 30, 2013, diluted weighted-average common shares outstanding does not include 83 and 153 shares of unvested restricted common stock respectively, as these potential awards do not share in any net loss generated by the Company and are anti-dilutive.

Free Cash Flow from Continuing Operations: The Company believes free cash flow from continuing operations is an important measure of its overall liquidity and its ability to fund future growth and provide a return to shareowners. Free cash flow is defined as operating cash flow used in continuing operations excluding cash spent on capital investments. A limitation of using free cash flow versus the GAAP measure of cash used in operating activities as a means for evaluating the Company’s business is that free cash flow does not represent the total increase or decrease in the cash balance from operations for the period. We compensate for this limitation by providing information about the changes in our cash balance on the face of the Condensed Consolidated Statements of Cash Flows.

STR Holdings, Inc.

ADJUSTED EBITDA

All amounts in thousands

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Adjusted EBITDA	$(2,930)	$(4,646)	$(9,835)	$(13,551)
Depreciation expense	(514)	(487)	(1,540)	(1,503)
Amortization of deferred financing costs	—	(155)	—	(189)
Interest income (expense), net	3	—	23	(6)
Income tax benefit (expense)	559	268	(176)	4,346
Restructuring	—	(491)	730	(2,155)
Stock-based compensation	(322)	(563)	(1,023)	(1,677)
Non-cash reversal of loss contingency	—	—	4,089	—
Loss on reclassification on held for sale assets	—	—	(1,323)	—
(Loss) gain on disposal of fixed assets	(20)	140	(451)	100
Net loss from continuing operations	$(3,224)	$(5,934)	$(9,506)	$(14,635)

ASC 280–10–50 Disclosure about Segment of an Enterprise and Related Information, establishes standards for the manner in which companies report information about operating segments, products, geographic areas and major customers. The method of determining what information to report is based on the way that management organizes the operating segment within the enterprise for making operating decisions and assessing financial performance. Since the Company has one product line, sells to global customers in one industry, procures raw materials from similar vendors and expects similar long-term economic characteristics, the Company has one reporting segment.

Adjusted EBITDA is the main metric used by the management team and the Board of Directors to plan, forecast and review the Company’s segment performance. Adjusted EBITDA represents net loss from continuing operations before interest income, income tax (expense) benefit, depreciation, stock-based compensation expense, amortization of deferred financing costs, restructuring and certain non-recurring income and expenses from the results of operations.